UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

As previously announced, on January 18, 2024, Rail Vision Ltd. (the “Company”) entered into a binding term sheet (the “Term Sheet”) directly with a global investment firm (the “Lead Investor”) for the purchase and sale in a private placement (the “Private Placement”) of units (the “Units”) consisting of (i) one ordinary share of the Company and (ii) one and a half warrants to purchase ordinary shares of the Company (the “Warrants”) to the Lead Investor and other investors (collectively, the “Investors”) acceptable to the Lead Investor and the Company of a minimum of $2.5 million of Units, up to a maximum of $3 million of Units.

The Private Placement closed on January 31, 2024 (the “Closing Date”) following the execution of definitive documentation between the Company and the Investors. The Private Placement was made without an underwriter, placement agent, broker, or dealer.

On January 30, 2024, the Company entered into the definitive securities purchase agreement (the “Securities Purchase Agreement”) with the Investors for the purchase and sale of Units consisting of (A) (i) 1,651,458 of the Company’s ordinary shares, par value NIS 0.08 per share and/or (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,394,999 ordinary shares and (B) common warrants (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”) to purchase up to 4,569,688 ordinary shares. The purchase price per Unit is $0.98475.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will not expire until exercised in full. The Common Warrants are exercisable upon issuance at an exercise price of $0.98475 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will have a 5.5-year term from the issuance date.

The aggregate gross proceeds to the Company from the Private Placement was approximately $3.0 million.

In connection with the Private Placement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company is required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale of the ordinary shares issued in the Private Placement and the ordinary shares issuable upon exercise of the Warrants, within 30 days of the Closing Date, and to have such Registration Statement declared effective within 30 days following the filing date of the Registration Statement in the event the Registration Statement is not reviewed by the SEC, or 60 days following the filing date of the Registration Statement in the event the Registration Statement is reviewed by the SEC. The Registrant will be obligated to pay certain liquidated damages if the Registrant fails to file the Registration Statement when required, fails to cause the Registration Statement to be declared effective by the SEC when required, or if the Registrant fails to maintain the effectiveness of the Registration Statement.

The Securities Purchase Agreement and the Registration Rights Agreement also contain representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, pursuant to the Securities Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of thirty (30) days following the effective date of the Registration Statement. In addition, while the Warrants are outstanding, the Investors shall not, and shall cause its affiliates to not enter into or effect, directly or indirectly, hedging transactions that establish a net short position. The Company has agreed to reimburse the Lead Investor, upon the closing of the Private Placement, for actual and documented fees and expenses incurred up to $10,000.

In connection with the closing of the Private Placement, the Company exercised its conversion right pursuant to a facility agreement for a $6 million credit facility and an additional amount up to $3 million (the “Credit Facility”) to convert $500,000 of the outstanding loan that was extended to the Company by the lender (the “Lender”) of the Credit Facility. Following such conversion, the Company issued to the Lender (i) a pre-funded warrant (the “Facility Pre-Funded Warrant”) to purchase up to 507,743 ordinary shares and (ii) a common warrant (the “Facility Common Warrant”) to purchase up to 761,615 ordinary shares. The Facility Pre-Funded Warrant and the Facility Common Warrant are in substantially the same form and on substantially the same terms as the Pre-Funded Warrant and Common Warrant, respectively. The transactions contemplated by the Credit Facility are further described in the Report of Foreign Private Issuer on Form 6-K that the Company furnished to the SEC on January 9, 2024.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Securities Purchase Agreement, Registration Rights Agreement, the Pre-Funded Warrant and the Common Warrant are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Form of Securities Purchase Agreement
99.2	Form of Registration Rights Agreement
99.3	Form of Pre-Funded Warrant
99.4	Form of Common Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: January 31, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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